Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Peter Rawlinson on Yahoo! Finance

Interview with Peter Rawlinson, Brian Sozzi, Pras Subramanian, and Julie Hyman

June 25, 2021

Brian Sozzi (BS): Lucid Motors is speeding right into the start of production for its luxury electric vehicles. So far Lucid says it has more than 10,000 orders for its EVs. Let's dive into the company with Lucid Motors CEO Peter Rawlinson who is coming to us from inside a new Lucid studio in New York City. Yahoo! Finance senior auto reporter Pras Subramanian is here as well.

Peter, good to see you again here. What, the reservations, there's been a lot of confusion I would say in the EV industry on what quantifies as a reservation, how do you quantify it, and where do you think these orders are coming and these orders or reservations, do you think they would have been for Tesla's otherwise?

Peter Rawlinson (PR): Well on reservations, they have just exceeded 10,000, qualified reservations, with appropriate deposits. Some people even paid over $7,000 deposits. The reservations are coming from all sectors. There isn't really such a thing as a market for EVs there's a market for cars. With great EVs like the Lucid Air that we're launching this year, we're going to get more penetration into the internal combustion engine markets. More EVs taking the place of gasoline burners, and that's great for the planet.

Pras Subramanian (PS): Hey Peter, Pras here. So I had a chance to drive, I had a ride in that Lucid Air with the Grand Touring edition, very impressive production quality. I know these are pre-production builds. Very smooth ride as well. But I was curious, I've even seen these orders, these reservations, kind of accelerating recently as you guys have picked up steam and opened up more of these showrooms?

PR: Indeed, indeed this is the eighth studio we've just opened here in New York City. We're opening this weekend here in the Meatpacking District. Our new flagship studio, so come along and check out for yourself. And seeing is very much believing, Pras, as you experienced the ride in the car. Then people start to take us much more seriously. And we're seeing the order book accelerate as the consequences of that.

PS: You're also kind of pulling forward some planned capital expenditures. Is this because you want to increase capacity or is it for newer models, or any kind of just work on the, on the new cost of running a factory?

PR: We want to accelerate our growth as a company to impact the world beneficially. The world needs to accelerate its transition to sustainable mobility, and we've recently announced an expansion, bringing forward our capital expansion of our plant by 2.7 million square feet. Also we're putting in a second line for Gravity, Project Gravity. So we're really safeguarding the future of the company we’re future proofing it, we're mitigating risk, and we're planning for a very, very expensive future.

Julie Hyman (JH): Peter, it’s Julie here. Speaking of acceleration, let's talk timeline. For all of those people who have put in their orders to get their cars, what is it looking like? I know you have been talking about the second half of the year. The second half is a long time, a long range of time. Do you have any more specificity as to when people will start receiving cars, and I'm curious if you all are being affected at all by the chip shortage that has been plaguing the car industry?

PR: Right yeah okay. So we promised deliveries in the second half of the year, we're on track for that. And we had really a red letter day just last Friday, the 18th of June, where we started our quality validation fleet build. These are the cars, these are production cars which we started building, which will gradually, when the quality is right, we will determine we are at a level where we can actually sell to a customer. You also asked about the chip shortage. We’ve actually bought ahead to mitigate risk, and we're pretty good for this year's production run, actually. I think that there are one or two chips that are causing us some issues, specifically one in our battery monitoring system, and we're mitigating that risk by looking at alternative sourcing and alternative design of the printed circuit board to suit an alternative chip, if that should indeed be necessary. So far, I'm pretty confident the engineering and procurement teams have got this covered.

BS: Peter, I've seen a different range of different valuations on Lucid. Maybe at the low end $33 billion, all the way up to $57 billion. How concerned are you that the market is just, it's just too optimistic on your company, given how many vehicles you might produce this year?

PR: Look, my focus is long term on a 10-year plan, our real value proposition is the technology that we bring to bear, world class technology, which can have a transformative impact upon mankind's transition to sustainable mobility. That real value will manifest itself in the long term. I think there's a, there's a near term myopia here, and I'm not going to get drawn into that.

PS: Peter, more from Pras here. So I was curious about the showroom itself. You know, I was there this week, very design centric. What is the purpose of it exactly? Is it more of a consumer facing to get to know the brand, or do you plan on actually selling cars there? Or maybe you will partner with other firms actually and I think sell these cars in a franchise location?

PR: It’s very much, you know, exploring and catalyzing the voyage of discovery for many people who are completely oblivious to our brand. The first exposure they may have is just walking past here in the Meatpacking District, and taking a look, and then they go on this voyage of discovery. They're very welcome in this engaging studio, a boutique style atmosphere with the design sensibility to match the car. Very much on brand, very much California, Mid Century Modern inspired design, architecture. And many of the exhibits we have here are the technology exhibits. People are very welcome to come. This is not a high pressure sales environment, actually, in New York we're not allowed to sell a car. So, this is very much a voyage of discovery: come in, engage with our staff, learn about the car, learn about the technology. Learn how awesome the car is in a, in a non-pressurized environment. This is a voyage of discovery, which this building will catalyze.

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BS: Peter, I feel wealthier just looking at the photos of that studio. But I do want to ask you before we let you go here. We last talked to you in February and since then, we had GM, we had Ford out here, raising how much they plan to spend on EV's over the next five to six years: billions of dollars more in terms of batteries versus their prior estimates. Are you concerned about this level or this really this wave of competition about to rain down on the industry?

PR: No. I was just gonna say, isn't it great? Hats off to Ford for F-150 Lightning, great product and hats off to GM for Altium battery technology, pushing that huge commitment, they're making. It means more EV's. There is plenty of room to thrive for all of us, so I don't see this as competition at all. But, ultimately, its technology that's going to win. And what's missing here is the recognition that this is a technology race. And right now, there is one runner in that tech race, and it's Tesla. That's why Tesla commands that market cap, that's why it's in that preeminent position. We have world class technology and we aim to make this a two horse race.

BS: Alright, we'll leave it there. Lucid Motors CEO Peter Rawlinson, good to see you again and of course, good to see our Senior Reporter Pras Subramanian, have a good weekend.

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IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of Churchill Capital Corp IV (“CCIV”) for their consideration. CCIV has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. CCIV’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents contain or will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed under the heading “Risk Factors” in the Registration Statement and CCIV’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Use of Projections

This communication contains projected financial and operating information with respect to the combined company. Such projected financial and operating information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial and operating information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of CCIV nor the independent registered public accounting firm of Lucid has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication.

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